April 2, 2009

Mail Stop 3561

Yuanmie Ma
Chief Financial Officer
Zhongpin, Inc.
21 Changshe Road
Changge City, Henan Province
The People's Republic of China

RE: **Zhongpin, Inc.**
File No. 001-33593
Form 10-K: For the Fiscal Year Ended December 31, 2007

Dear Ms. Ma:

　　We have completed our review of your Form 10-K and related filings and have no
further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief